[Chapman and Cutler LLP Letterhead]

January 12, 2024

VIA EDGAR CORRESPONDENCE

Christopher Bellacicco
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Amplify ETF Trust
File Nos. 333-207937; 811-23108

Dear Mr. Bellacicco:

This letter responds to your comments provided by telephone regarding the registration statement filed on Form N-1A for Amplify ETF Trust (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on July 26, 2023 (the “Registration Statement”). The Registration Statement relates to the Amplify Travel Tech ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – Investment Objective.

The Staff notes that the investment objective states, “The Amplify Travel Tech ETF seeks investment results that generally correspond (before fees and expenses) to the total return performance of the Prime Travel Technology Index NTR (the “Index”).” Please change “correspond” to “correlate” as the Staff believes “correlate” is a more accurate term.

Response to Comment 1

The disclosure has been revised in accordance with the Staff’s comment.

Comment 2 – Principal Investment Strategies

The Staff notes the following statement set forth in the section entitled “Principal Investment Strategies”:

“The Fund invests at least 80% of its total assets, exclusive of collateral held from securities lending, in the component securities of the Index and in ADRs and GDRs based on the component securities in the Index.”

Please confirm that “total assets” is equivalent to net assets plus borrowings for investment purposes under Rule 35d-1.

Response to Comment 2

The Fund confirms “total assets” is equivalent to net assets plus borrowings for investment purposes. However, the Fund has revised the disclosure to state net assets plus borrowings for investment purposes.

Comment 3 – Principal Investment Strategies

If the Fund intends to use derivatives to gain exposure to the Index, please disclose with specificity.

Response to Comment 3

The Fund supplementally confirms that it does not intend to gain exposure to the Index by investing in derivatives.

Comment 4 – Principal Investment Strategies

Please specify what securities are included in the 20% bucket. If the Fund intends to invest in derivatives as part of the 20% bucket, please ensure enough specificity in the risk disclosure with respect to derivatives.

Response to Comment 4

The Fund points the Staff to the first paragraph under “Additional Information about the Fund’s Strategies and Risks,” which includes the following disclosure: “The Fund may invest up to 20% of its total assets in equity securities that are not in the Fund’s Index to the extent that the Adviser believes such investments should help the Fund’s overall portfolio to provide returns substantially similar to the Index.” The Fund supplementally confirms that it does not intend use the 20% bucket to invest in derivatives.

Comment 5 – Principal Investment Strategies

The Staff notes the following statement set forth in the section entitled “Principal Investment Strategies”:

“The Fund may also invest in other investment companies that principally invest in the types of instruments allowed by the investment strategies of the Fund.”

Please confirm that acquired fund fees and expenses (AFFE) does not need to be disclosed in the fee table.

Response to Comment 5

The Fund confirms that it does not expect to incur AFFE during its first year of operations.

Comment 6 – Principal Investment Strategies

The Staff notes the following statement set forth in the section entitled “Principal Investment Strategies”:

“The Index tracks the performance of globally exchange-listed equity securities (or corresponding American Depositary Receipts (“ADRs”) or Global Depositary Receipts (“GDRs”)) of companies across the globe...”

The Staff notes that the terms “ADRs” and “GDRs” are previously used earlier in the Principal Investment Strategies section. Please revise the disclosure to define “ADRs” and “GDRs” the first time such terms are used.

Response to Comment 6

The disclosure has been revised in accordance with the Staff’s comment.

Comment 7 – Principal Investment Strategies

The Staff notes the following statement set forth in the section entitled “Principal Investment Strategies”:

The Fund invests at least 80% of its total assets in the component securities of the Index and in ADRs and GDRs based on the component securities in the Index. The Fund may invest up to 20% of its total assets in securities that are not in the Fund’s Index to the extent that the Adviser believes such investments should help the Fund’s overall portfolio track the Index.”

The Staff notes that that the 80% policy is already disclosed earlier in the “Principal Investment Strategies” section. Please consider deleting the duplicative disclosure.

Response to Comment 7

In accordance with the Staff’s comment, the duplicative disclosure has been removed from the prospectus.

Comment 8 – Principal Investment Strategies

The Staff notes the following statement set forth in the section entitled “Principal Investment Strategies”:

Concentration Policy. The Fund will not concentrate its investments (i.e., invest more than 25% of the value of its total assets) in securities of issuers in any industry or group of industries, except to the extent the Index is concentrated in an industry or a group of industries.

Please disclose whether the Index is currently concentrated and if so, disclose the specific industry or group of industries in which the Index is concentrated.

Response to Comment 8

In accordance with the Staff’s comment, the above-referenced disclosure has been deleted in its entirety and replaced with the as following:

“The Fund will not concentrate its investments (i.e., invest more than 25% of the value of its total assets) in securities of issuers in any one industry or group of industries, except to the extent that the Index concentrates in an industry or group of industries. As of the date of this prospectus, the Index is concentrated in the [______] industries.”

Comment 9 – Principal Risks

The Staff notes that the principal risks appear in alphabetical order. The Staff requests the Fund list its principal risks in the order of importance rather than alphabetically. See ADI 2019-08 – Improving Principal Risk Disclosure.

Response to Comment 9

The Fund respectfully declines to revise the disclosure as requested by the Staff. Ultimately, the Fund has reached the same conclusion as many other industry participants and declines to make the requested revisions as it believes the disclosure is compliant with the requirements of Form N-1A. The Fund continues to evaluate its approach to the ordering of risk factors in light of recent Securities and Exchange Commission guidance.

Comment 10 – Principal Risks

The Staff notes the “Depositary Receipts Risk” under the “Principal Risks” section. Please consider whether Emerging Markets Risk and/or risk regarding index issues should be added to the prospectus. The Staff notes that the Fund has an investment strategy to track an index with significant exposure to non-US companies in emerging and frontier markets. Please provide disclosure with respect to the following risks (and any related risks) associated with this investment strategy or explain to the Staff why such disclosure would not be appropriate: 1) the potential for errors in index data, index computation, and/or index construction if information on non-U.S. companies is unreliable or outdated, or if less information about the non-U.S. companies is publicly available due to differences in regulatory, accounting, auditing and financial record keeping standards, 2) the potential significance of such errors on the Fund’s performance, 3) limitations on the Fund Advisor’s ability to oversee the Index Provider’s due diligence process over index data prior to its use in index computation, construction and/or rebalancing, and/or 4) the rights and remedies associated with investments in the Fund that tracks an index comprised of foreign securities may be different than a fund that tracks an index of domestic securities.

Response to Comment 10

In accordance with the Staff’s comment, the Fund has added the following “Index Provider Risk” and “Emerging Markets Risk” to the “Principal Risks” section:

Index Provider Risk. The Fund seeks to achieve returns that generally correlate, before fees and expenses, to the performance of the Index, as published by their Index Provider. There is no assurance that the Index Provider will compile the Index accurately, or that the Index will be determined, composed or calculated accurately. The composition of the Index is heavily dependent on information and data supplied by third parties over which the Adviser has no or limited ability to oversee. While the Index Provider gives descriptions of what the Index is designed to achieve, the Index Provider does not provide any warranty or accept any liability in relation to the quality, accuracy or completeness of data in its indices, and it does not guarantee that its Index will be in line with its methodology. Because of this, if the composition of the Index reflects any errors, the Fund’s portfolio can be expected to also reflect the errors. In addition, data and information on non-U.S. countries may be unreliable or outdated or there may be less publicly available data or information about non-U.S. countries due to differences in registration, accounting, audit and financial record keeping standards which creates the potential for errors in Index data, Index computation and/or Index construction and could have an adverse effect on the Fund’s performance.

Emerging Markets Risk. Emerging market countries include, but are not limited to, those considered to be developing by the International Monetary Fund, the World Bank, the International Finance Corporation or one of the leading global investment banks. The majority of these countries are likely to be located in Asia, Latin America, the Middle East, Central and Eastern Europe, and Africa. Investments in emerging market issuers are subject to a greater risk of loss than investments in issuers located or operating in more developed markets. This is due to, among other things, the potential for greater market volatility, lower trading volume, higher levels of inflation, political and economic instability, greater risk of a market shutdown and more governmental limitations on foreign investments in emerging market countries than are typically found in more developed markets. Moreover, emerging markets often have less uniformity in accounting and reporting requirements, less reliable securities valuations and greater risks associated with custody of securities than developed markets. In addition, emerging markets often have greater risk of capital controls through such measures as taxes or interest rate control than developed markets. Certain emerging market countries may also lack the infrastructure necessary to attract large amounts of foreign trade and investment. Emerging market economies’ exposure to specific industries, such as tourism, and lack of efficient or sufficient health care systems, could make these economies especially vulnerable to global crises, including but not limited to, pandemics such as the global COVID-19 pandemic. In addition, the rights and remedies associated with investments in a fund that tracks an index comprised of foreign securities may be different than a fund that tracks an index of domestic securities.

Comment 11 – Principal Risks

Please consider adding an “Index Provider Risk” to the “Principal Risks” section.

Response to Comment 11

The disclosure has been revised in accordance with the Staff’s comment. Please refer to the risk disclosure in the Fund’s response to Comment No. 10.

Comment 12 – Principal Risks

Please consider adding a “Tax Risk” to the “Principal Risks” section.

Response to Comment 12

In accordance with the Staff’s comment, the following disclosure has been added to the Principal Risk section:

Tax Risk. To qualify for the favorable tax treatment generally available to RICs, the Fund must satisfy certain diversification requirements under the Internal Revenue Code of 1986, as amended (the “Code”). In particular, the asset diversification requirements will be satisfied if (i) at least 50% of the value of the Fund’s total assets are represented by cash and cash items, U.S. government securities, the securities of other RICs and “other securities,” provided that such “other securities” of any one issuer do not represent more than 5% of the Fund’s total assets or greater than 10% of the outstanding voting securities of such issuer, and (ii) no more than 25% of the value of the Fund’s assets are invested in securities of any one issuer (other than U.S. government securities and securities of other RICs), the securities (other than securities of other RICs) of any two or more issuers that are controlled by the Fund and are engaged in the same or similar or related trades or business, or the securities of one or more “qualified publicly traded partnerships.” When the Index is concentrated in a relatively small number of securities, it may not be possible for the Fund to fully implement a replication strategy or a representative sampling strategy while satisfying these diversification requirements. The Fund’s efforts to satisfy the diversification requirements may cause the Fund’s return to deviate from that of the Index, and the Fund’s efforts to replicate the Index may cause it inadvertently to fail to satisfy the diversification requirements. If the Fund were to fail to qualify as a RIC, it would be subject to U.S. federal income tax at corporate rates on its income, and distributions to its shareholders would not be deductible by the Fund in computing its taxable income. In addition, distributions to a Fund’s shareholders would generally be taxed as ordinary dividends.

Comment 13 – Purchase and Sale of Shares

Please supplementally inform the Staff whether “Creation Units” are purchased primarily with cash or are redeemed primarily with cash.

Response to Comment 13

The Fund confirms that Creation Units are expected to be purchased in-kind.

Comment 14 – Additional Information about the Fund’s Strategies and Risks

The Staff notes the following statement set forth in the section entitled “Additional Information About the Fund’s Strategies and Risks”:

The Fund’s investment objective has been adopted as a non-fundamental investment policy and may be changed without shareholder approval upon reasonable notice to shareholders. Additionally, in accordance with rules under the Investment Company Act of 1940, as amended (the “1940 Act”), the Fund’s 80% Policy has been adopted as a non-fundamental investment policy and may be changed without shareholder approval upon 60 days’ written notice to shareholders. The Fund may liquidate and terminate at any time without shareholder approval.

The Staff believes this paragraph is duplicative of the immediately preceding paragraph in the section entitled “Additional Information about the Fund’s Strategies and Risks”. Please considering removing the duplicative disclosure.

Response to Comment 14

The Fund confirms the duplicative disclosure has been removed from the prospectus. For the sake of clarity, the disclosure has been revised as follows:

“The Fund is a series of the Trust, an investment company and a passively managed ETF. The Fund uses an “indexing” investment approach to attempt to replicate, before fees and expenses, the performance of the Index. The investment objective of the Fund is to provide investment results that correlate generally to the price and yield (before the Fund’s fees and expenses) of the Index. In seeking to achieve this objective, the Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in the securities of companies that comprise the Index. The Fund may invest up to 20% of its total assets in equity securities that are not in the Fund’s Index to the extent that the Adviser believes such investments should help the Fund’s overall portfolio to provide returns substantially similar to the Index.”

The Fund generally invests in all of the securities comprising the Index in proportion to the weightings of the securities in the Index. Under various circumstances, it may not be possible or practicable to purchase all of the securities comprising the Index. In those circumstances, the Fund may purchase a representative sample of securities in the Index.

A method to evaluate the relationship between the returns of the Fund and its Index is to assess the “tracking error” between the two. Tracking error means the variation between the Fund’s annual return and the return of the Index, expressed in terms of standard deviation. The Fund seeks to have a tracking error of less than 5%, measured on a monthly basis over a one-year period by taking the standard deviation of the difference in the Fund’s returns versus the Index’s returns. There is no guarantee that the tracking error will not exceed 5%.

The Fund’s investment objective, its investment strategy and each of the policies described herein are non-fundamental policies that may be changed by the Board of Trustees of the Trust (the “Board”) without shareholder approval. Certain fundamental policies of the Fund are set forth in the Fund’s Statement of Additional Information (“SAI”) under “Investment Objective and Policies.” The Fund may liquidate and terminate at any time without shareholder approval.

Comment 15– Non-Principal Investment Strategies

The Staff notes that “Securities Lending” appears as a Principal Risk and also appears under the “Non-Principal Investment Strategies” section. Please remove from the “Non-Principal Investment Strategies” section. Further, please revise the “Securities Lending Risk” to include any necessary disclosure from “Securities Lending” under the “Non-Principal Investment Strategies” section.

Response to Comment 15

Given the strategy of the Fund, the Fund does not believe that “Securities Lending” is a principal risk. Therefore, the disclosure has been revised to remove the “Securities Lending Risk” from the Principal Risks section in Item 4 and in Item 9. The disclosure under “Securities Lending” in the “Non-Principal Investment Strategies” section will remain.

In addition, the following risk factor has been added to the “Additional Risks of Investing in the Fund” section:

Securities Lending Risk. The Fund may engage in securities lending. The Fund may lose money if the borrower of the loaned securities delays returning in a timely manner or fails to return the loaned securities. Securities lending involves the risk that the Fund could lose money in the event of a decline in the value of collateral provided for loaned securities. In addition, the Fund bears the risk of loss in connection with its investment of the cash collateral it receives from a borrower. To the extent that the value or return of the Fund’s investment of the cash collateral declines below the amount owed to the borrower, the Fund may incur losses that exceed the amount it earned on lending the security.

Comment 16 – Additional Risks of Investing in the Fund

The Staff notes that “Cash Equivalents and Short-Term Investments” appears under “Fund Investments.” If these investments are principal, please add appropriate disclosure to the strategy section and risk section in Item 4 and Item 9.

Response to Comment 16

The Fund notes that it does not intend for cash equivalents and short-term investments to be principal investments of the Fund. The prospectus has been revised to differentiate between types of investments that are principal and those that are additional and non-principal.

Comment 17 – Additional Risks of Investing in the Fund

The Staff notes that “Security Issuer Risk” appears under the section entitled “Additional Risks of Investing in the Fund.” Please supplementally explain to the Staff why “Security Issuer Risk” is not a principal risk to the Fund.

Response to Comment 17

The disclosure has been revised to include “Security Issuer Risk” under the Principal Risk section.

Comment 18 – Exhibits

The Registrant should include index license or sub-license agreements to which the Fund is a party as an exhibit to the Registration Statement, as applicable, as such contract would be considered an other material contract pursuant to Item 28(h) of Form N-1A.

Response to Comment 18

The Fund respectfully declines to file the Index licensing agreement as an exhibit to the Registration Statement as it is an agreement between the Adviser and the Index Provider to which the Fund is not a party. However, the Fund will file the Index sub-licensing agreement between the Fund and the Adviser.

Comment 19 – Exhibits

Given that financials are included in the Registration Statement, please include Exhibit J (Auditor’s Consent) as an Exhibit to the Registration Statement.

Response to Comment 19

The Fund confirms that the Independent Auditor’s consent will be included as an Exhibit to the Registration Statement.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren